Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the Registration Statements (Nos. 333-200422 and 333-280783) on Forms S-3 and the Registration Statements Nos. 333-144870, 333-176733, 333-183882, 333-205836, 333-219084, 333-259308 and 333-280392 on Forms S-8 of our reports dated April 16, 2026, relating to the consolidated financial statements of Lakeland Industries, Inc. (the Company), and the effectiveness of the Company’s internal control over financial reporting (on which our report expresses an adverse opinion on the effectiveness of the Company’s internal control over financial reporting because of a material weakness), appearing in the Annual Report on Form 10-K of the Company for the year ended January 31, 2026.

/s/ RSM US LLP

Fort Lauderdale, Florida

April 16, 2026